Exhibit (a)(5)(g)

Very exciting news today as we’ve announced an agreement to acquire Nuvalent, Inc., a clinical-stage precision oncology company. This strategic move significantly expands our oncology pipeline, bringing in a portfolio, bringing in a portfolio of targeted lung cancer candidates. Non-small cell lung cancer remainds a major challenge, often impacting working aged patients, and there is real need for innovative new therapies. This is a pivotal moment for GSK as we build our leadership in oncology lung cancer, while also strengthening our near and long-term growth outlookk.